SECURITIES AND EXCHANGE COMMISSION        ---------------
                             WASHINGTON, D.C. 20549              SEC File Number
                                                                     33-17598-NY
                                  FORM 12b-25                    ---------------

                          NOTIFICATION OF LATE FILING            ---------------
                                                                    CUSIP NUMBER
                                                                     88823T 10 6
                                                                 ---------------

     (Check One):  [ ] Form 10-K  [ ] Form 11-K   [ ] Form 20-F    [X] Form 10-Q
[ ] Form N-SAR

For Period Ended:

               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [X] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR

               For the Transition Period Ended:_________________________________

   Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION

THE TIREX CORPORATION
Full name of registrant

--------------------------------------------------------------------------------
Former name if applicable

--------------------------------------------------------------------------------

740 St. Maurice, Suite 201
Address of principal executive office (Street and number)

Montreal, Quebec  H3C 1L5
City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

      The reasons why the Form 10-QSB could not be filed within the prescribed time period are as follows:

      The Company is in the development stage and has limited resources in terms of personnel and finances. During the past week, it has closed on three private placements of its securities and it is in the process of preparing a full registration statement on Form SB-2, for filing with the Commission prior to May 20, 1998. Despite its having used extraordinary efforts to coordinate and complete all of the foregoing transactions and filings on a timely basis, the Company's limited resources precluded its having available to it sufficient personnel to file the Form 10-QSB within the prescribed time period. The Company will file said Form 10-QSB prior to May 22, 1998.

Part IV - Other Information

     (1) Name and telephone number of person to contact in regard to this notification.

Terence C. Byrne                            (514)               878-0727
--------------------------------         ----------        ------------------
  (Name)                                 (Area Code)       (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               [ ] Yes [X] No

Quarterly report on Form 10-Q for quarter ended March 31, 1997

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion.

                                                               [ ] Yes [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

================================================================================

                              THE TIREX CORPORATION
--------------------------------------------------------------------------------
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date        May 15, 1998             By  /s/  Terence C. Byrne
    --------------------                 ---------------------------------------
                                         Terence C. Byrne

     Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.